APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

The Moran Square Diner is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent The Moran Square Diner is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Moran Square Diner to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Moran Square Diner operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Moran Square Diner and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Moran Square Diner is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Moran Square Diner competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Moran Square Diner's core business or the inability to compete successfully against the with other competitors could negatively affect The Moran Square Diner's financial performance.

LIMITED OPERATING HISTORY

The Moran Square Diner is a newly established entity and has no history for prospective investors to consider.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE MORAN SQUARE DINER

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Moran Square Diner's financial performance or ability to continue to operate. In the event The Moran Square Diner ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of The Moran Square Diner to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of The Moran Square Diner, and the revenue of The Moran Square Diner can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.